Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM.TO;	February 9, 2010
NYSE - ALTERNEXT: SVM

SILVERCORP REPORTS NET INCOME OF $12.4 MILLION AND CASH FLOW OF $15.9 MILLION IN THIRD QUARTER

VANCOUVER, British Columbia – February 9, 2010 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) reports its unaudited financial and operating results for the third quarter ended December 31, 2009. The financial results are expressed in thousands of US dollars (US$) unless stated otherwise and all production figures are approximate.

THIRD QUARTER HIGHLIGHTS

During the quarter ended December 31, 2009 (“Q3 2010”), financial highlights included:

•	Net earnings of $12.4 million, compared with a loss of $33.7 million in the same quarter last year, and up 39% compared to $8.9 million in the previous quarter (“Q2 2010”);

•	Earnings per share of $0.08, compared with a loss of $0.22 per share in the same quarter last year, and $0.02 higher compared to earnings per share of $0.06 in Q2 2010;

•	Record silver production of 1.22 million ounces and 16.2 million pounds of lead, representing 12% and 10% increases, respectively, compared to the same quarter last year;

•

Total production cost of negative $6.87 per ounce of silver and cash cost of negative $7.73 per ounce of silver, net credit of other metals, making Silvercorp an industry leading low-cost silver producer;

• •

Cash flows from operating activities of $15.9 million, or $0.10 per share; Paid $3.0 million in quarterly dividend payments; and

Total cash, cash equivalents and short term investments increased to $87.8 million.

FINANCIALS

Sales revenue for the third quarter was $31.3 million, a 106% increase from $15.2 million in the same quarter last year. The increase is due to the partial recovery of commodity prices and an increase in production. For the quarter, a record of 1.22 million ounces of silver, 16.2 million pounds lead and 4.5 million pounds zinc were produced, representing increases of 12%, 10% and 50%, respectively, over the same quarter last year.

During the nine months ended December 31, 2009, the Company recorded sales of $78.9 million, an increase of $12.8 million or 19% compared with the nine months ended December 31, 2008. The quantity of silver, lead and zinc sold in this year period was 12%, 19%, and 26% higher, respectively, than a year ago. The respective silver and zinc selling prices have increased by 6% and 28% while the lead price decreased 3% compared to the prior year period.

Cost of sales for the quarter was $6.0 million, representing a 19% decrease compared to the same quarter last year. During the nine months ended December 31, 2009, cost of sales was $16.2 million, down 30% compared to a year ago. This is despite a greater quantity of metals sold in the quarter.

Gross profit margin this quarter improved to 77% from 35% in the same quarter last year.

Consolidated net income for this quarter was $12.4 million or $0.08 per share, representing an increase of 39% compared to $8.9 million or $0.06 per share in the previous quarter, and an increase of $46.1 million compared to the same quarter last year, as a net loss of $33.7 million was reported in Q3 2009 as a result of $47.4 million impairment charges.

For the nine months ended December 31, 2009 and 2008, gross profit margin was 76% and 56%, respectively.

Net income for the nine months ended December 31, 2009 was $28.8 million or $0.18 per share compared to a net loss of $17.2 million in the same period last year.

Cash and cash equivalents plus short-term investments increased by $22.3 million to $87.8 million since March 31, 2009 of $65.4 million. The 34% increase is mainly due to $42.2 million cash generated by operating activities, offset by $12.4 million of capital expenditures and $8.9 million of cash dividend payments.

OPERATIONS

Silvercorp mined 119,335 tonnes of ore during the third quarter, 2,610 tonnes less than the same quarter last year, as operations at the TLP, LM and HPG mines are still ramping up after being suspended at the end of 2008. The average grades of silver, lead and zinc have improved to 440.8g/t, 8.3% and 3.0% from 323.9g/t, 6.1% and 1.8% in the same period last year, respectively. Silvercorp achieved record silver production of 1.22 million oz.

Consolidated cash cost per ounce of silver for the third quarter improved to negative $7.73, compared with $0.25 per ounce of silver in the same quarter last year and negative $6.33 per ounce in the prior quarter. The improvement in cash cost per ounce of silver was driven by higher realized prices for by-product credits and operational improvements which reduced dilution and improved head grades at the Company’s flagship Ying Mine.

During the quarter, production was primarily from the Ying Mine where 86,068 tonnes of ore was mined, an increase of 6% over the same quarter last year. Silver head grades at the Ying Mine improved to 489 g/t from 420 g/t in the prior year period.

The operating results for the past five quarters at the Ying Mine are summarized as follows:

	Q3 2010 31-Dec-09	Q2 2010 30-Sep-09	Q1 2010 30-Jun-09	Q4 2009 31-Mar-09	Q3 2009 31-Dec-08
Ores Mined (tonne)
Direct Smelting Ores (tonne)	3,357	3,550	3,773	2,610	3,114
Ores to be milled (tonne)	82,711	79,713	82,475	55,232	77,968
	86,068	83,263	86,248	57,842	81,082
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	3,357	3,550	3,773	2,726	3,114

Ores Milled (tonne)	70,776	80,657	77,330	60,167	70,854
	74,133	84,207	81,103	62,893	73,968
Head Grades of Run of Mine Ores
Silver (gram/tonne)	488.5	452.5	488.1	486.7	420.2
Lead (%)	9.0	8.1	9.1	9.1	7.7
Zinc (%)	3.4	3.0	3.1	3.1	2.6
Recovery Rate of the Run of Mine Ores
Silver (%)	91.0	92.8	93.3	93.1	93.0
Lead (%)	95.8	96.6	96.5	97.2	96.7
Zinc (%)	76.0	71.2	76.3	69.4	78.1
Cash Mining Cost ($ per tonne)	45.75	46.16	42.27	45.44	45.10
Total Mining Cost ($ per tonne)	56.90	54.71	52.70	58.71	61.60
Cash Milling Cost ($ per tonne)	10.45	9.19	10.84	10.57	10.32
Total Milling Cost ($ per tonne)	11.48	10.16	11.74	11.76	11.24
Production Cost per Ounce of Silver, adjusted for by-product credits	(7.47)	(5.51)	(4.19)	(3.24)	0.18
Cash Cost per Ounce of Silver, adjusted for by-product credits	(8.36)	(6.24)	(5.00)	(3.62)	(1.39)

NSR PRICES

The Net Smelter Return (NSR) prices (net of smelter charges and 17% value added tax) for the past five quarters are as follows:

		For the quarters ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Silver (US$/oz)	12.99	10.99	9.89	8.68	7.34
Gold (US$/oz)	572	627	573	648	449
Lead (US$/lb)	0.76	0.67	0.56	0.52	0.41
Zinc (US$/lb)	0.64	0.53	0.46	0.37	0.28

Compared to the quarter ended December 31, 2008, the NSR prices for silver, lead and zinc all increased as a result of improved quoted metal prices and reduced smelter charges. NSR prices of silver and lead were approximately 85% of quoted Shanghai metal prices, excluding a 17% value added tax.

OUTLOOK

The Company will begin production at its new mill within this quarter, which will first process about 50,000 tonnes of stockpiled ores from Ying, HPG, LM, and TLP. Once fully ramped it will process 1,200 to 1,500 tonnes of ore per day. The new mill, together with the existing 1,000 tpd mill, provides sufficient capacity to accommodate anticipated increases in mine production in fiscal 2011 as production from HPG, TLP and LM mines continue to increase as mine development progresses.

For the fiscal year 2011, the Company’s production plan is to produce approximate 500,000 tonnes of ore at grades of 360 g/t silver, 8% lead, and 1.2% zinc to yield 5.3 million oz of silver, 83.7 million pounds of lead, and 10.3 million pounds of zinc.

Using the average metal prices in Q3 2010 and the above production projection, the Company’s mining operations are projected to generate revenue of $140 million, resulting in expected cash flows from mine operations of $95 million to $100 million. Capital expenditures for fiscal 2011 are budged at $13 million at the Ying Mine Camp, including $7 million for the Ying mine, $4 million for the TLP mine and $2 million for the HPG and LM mines.

At the GC project in Guangdong Province, China, the Company is engaged in the environmental permitting process. The environmental permitting process has taken longer than expected as the environmental authorities in China are drafting new regulations to address heavy metal discharge concerns in response to several environmental accidents in the country. The new regulations are expected to be completed and implemented in the first half of 2010.

In the meantime, the Company is in the process of compiling a feasibility study, which includes detailed mine and mill designs.

Silvercorp continues to pursue future growth opportunities by carrying out an aggressive exploration program within the existing exploration and mining permit areas and seeking out acquisitions projects in China and other jurisdictions.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:
Date:	Wednesday, February 10, 2010
Time:	9:00 am PT (12:00 noon ET)
Dial-In Number:	1-612-288-0329
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration and development of silver related mineral properties located in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four Silver-Lead-Zinc mines at the highly profitable Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit at its 95% owned GC & SMT property to profitably mine and produce silver, lead and zinc in Guangdong Province, China. The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to mineral resources and reserves, or the Company’s future plans and objectives, or expected production levels, exploration, head grades, recovery rates, cash flows, acquisitions, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. There can be no assurance that such forward-looking statements, including those in the outlook section, will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

SILVERCORP METALS INC.
Unaudited Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	December 31, 2009	March 31, 2009
ASSETS

Current Assets
Cash and cash equivalents	$53,503	$41,470
Short term investments	34,267	23,962
Restricted cash	-	732
Accounts receivable, prepaids and deposits	1,829	2,933
Inventories	6,327	1,529
Current portion of future income tax assets	-	143
Amounts due from related parties	312	249
	96,238	71,018

Long term prepaids	669	1,058
Long term investments	14,449	12,186
Restricted cash	-	293
Plant and equipment	29,330	29,072
Mineral rights and properties	112,197	89,413
Future income tax assets	1,728	2,162
	$254,611	$205,202

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$9,747	$8,533
Deposits received	1,914	1,290
Bank loan and notes payable	2,930	658
Dividends payable	3,109	2,564
Income tax payable	1,952	3,041
Amounts due to related parties	117	7,353
	19,769	23,439

Future income tax liabilities	19,470	19,678
Asset retirement obligations	2,124	2,029
	41,363	45,146

Non-controlling interests	18,413	7,610

SHAREHOLDERS' EQUITY

Share capital	137,044	135,604
Contributed surplus	4,473	3,764
Reserves	31,893	31,893
Accumulated other comprehensive income (loss)	10,184	(10,167)
Retained earnings (Deficit)	11,241	(8,648)
	194,835	152,446

	$254,611	$205,202
Commitments

SILVERCORP METALS INC.
Unaudited Consolidated Statement of Operations
(Expressed in thousands of U.S. dollars, except for share and per share figures)

	Three months ended December 31,		Nine months ended December 31,

	2009	2008	2009	2008

Sales	$31,283	$15,168	$78,940	$66,131

Cost of sales	6,010	7,439	16,157	23,046
Amortization and depletion	1,043	2,489	2,796	6,259
	7,053	9,928	18,953	29,305

Gross profit	24,230	5,240	59,987	36,826

Expenses
Accretion of asset retirement obligations	32	27	93	87
Amortization	407	354	776	794
Foreign exchange loss (gain)	791	830	(643)	(2,199)
General exploration and property investigation expenses	941	196	4,207	1,825
Impairment charges and bad debt	-	47,433	698	47,800
Investor relations	131	87	312	441
General and administrative	2,688	2,416	7,221	7,296
Professional fees	201	185	1,439	1,358
	5,191	51,528	14,103	57,402
	19,039	(46,288)	45,884	(20,576)
Other income and expenses
Equity loss in investment	(107)	(22)	(325)	(1,467)
Loss on disposal of mineral rights and property	-	(819)	-	(819)
Loss on disposal of plant and equipment	(244)	(10)	(1,371)	(19)
Loss on held for trading securities	(10)	-	(22)	-
Interest income	237	246	635	1,266
Other income	72	365	285	481
	(52)	(240)	(798)	(558)

Income (loss) before income taxes and non-controlling interests	18,987	(46,528)	45,086	(21,134)

Income tax expense (recovery)
Current	2,556	779	6,074	4,183
Future	125	(7,212)	351	(7,600)
	2,681	(6,433)	6,425	(3,417)

Income (loss) before non-controlling interests	16,306	(40,095)	38,661	(17,717)

Non-controlling interests	(3,897)	6,400	(9,874)	482

Net income (loss)	$12,409	$(33,695)	$28,787	$(17,235)

Basic earnings (loss) per share	$0.08	$(0.22)	$0.18	$(0.11)
Diluted earnings (loss) per share	$0.08	$(0.22)	$0.18	$(0.11)
Weighted Average Number of Shares Outstanding - Basic	162,379,441	151,689,501	161,853,198	151,760,854
Weighted Average Number of Shares Outstanding - Diluted	163,912,759	151,689,501	163,487,318	151,760,854

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008

Net income (loss)	$12,409	$(33,695)	$28,787	$(17,235)
Other comprehensive income (loss), net of taxes:
Unrealized gain (loss) on available for sale securities	101	(43)	135	(107)
Reclassification adjustment for losses included in income	-	-	195	-
Unrealized exchange gain (loss) on translation of self-sustaining foreign operations	(624)	9,642	(11,229)	10,191
Unrealized exchange gain (loss) on translation of functional currency to reporting currency	3,643	(23,343)	31,250	(29,634)
Other comprehensive income (loss)	3,120	(13,744)	20,351	(19,550)
Comprehensive income (loss)	$15,529	$(47,439)	$49,138	$(36,785)

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,

	2009	2008	2009	2008
Cash provided by (used for)
Operating activities
Net income (loss) for the period	$12,409	$(33,695)	$28,787	$(17,235)
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	32	27	93	87
Amortization	1,450	2,843	3,572	7,053
Equity Investment loss	107	22	325	1,467
Future income tax expenses (recovery)	125	(7,212)	351	(7,600)
Impairment charges and bad debt	-	47,433	698	47,800
Loss on held for trading securities	10	-	22	-
Loss on disposal of mineral property	-	819	-	819
Loss on disposal of plant and equipment	244	10	1,371	19
Non-controlling interests	3,897	(6,400)	9,874	(482)
Stock-based compensation	423	727	1,322	1,996
Unrealized foreign exchange loss (gain)	48	2,523	(970)	3,494
	18,745	7,097	45,445	37,418
Net change in non-cash working capital
Accounts receivable and prepaids	622	2,162	734	2,174
Inventory	(2,288)	(113)	(4,596)	(2,532)
Restricted cash	-	-	732	-
Accounts payable and accrued liabilities	(1,054)	(621)	370	899
Income tax payable	1,041	653	(1,084)	(61)
Deposits received	(1,140)	(669)	623	(1,538)
Cash provided by operating activities	15,926	8,509	42,224	36,360

Investing activities
Acquisition, exploration and development expenditures	(3,290)	(996)	(11,031)	(36,402)
Acquisition of plant and equipment	(574)	(2,563)	(1,382)	(11,173)
Purchase of long term investments	-	(145)	(1,323)	(145)
Decrease (increase) of short term investments	(4,532)	(2,458)	(5,251)	22,396
Decrease (increase) in long term prepaids	1,360	(2,429)	(638)	(1,853)
Proceeds from disposal of mineral rights and properties	-	814	-	814
Proceeds from disposal of plant and equipment	14	2	133	2
Cash used in investing activities	(7,022)	(7,775)	(19,492)	(26,361)

Financing activities
Repayment from (advance to) related parties	49	(1,101)	(56)	188
Bank loan	-	-	2,927	-
Repayment of bankers acceptance	-	-	(658)	-
Distribution to non-controlling interest shareholder	(3,898)	-	(7,191)	(11,199)
Non-controlling interest contribution	-	215	-	215
Cash dividends distributed	(3,366)	(2,990)	(8,898)	(2,990)
Share subscriptions for cash, net of commission and expenses	770	-	828	21
Repurchase of shares to treasury for cancellation	-	(421)	-	(9,473)
Cash used in financing activities	(6,445)	(4,297)	(13,048)	(23,238)

Effect of exchange rate changes on cash and cash equivalents	1,228	(4,123)	2,349	(5,046)

Increased (decrease) in cash and cash equivalents	3,687	(7,686)	12,033	(18,285)

Cash and cash equivalents, beginning of period	49,816	36,494	41,470	47,093

Cash and cash equivalents, end of period	$53,503	$28,808	$53,503	$28,808
Supplemental information:
Interest paid	$23	$-	$116	$30
Income tax paid	$1,517	$-	$7,175	$4,149

Non-cash investing activities:
Common shares issued for mineral rights and properties	$-	$-	$-	$36,485

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars, except for numbers of shares figures)

	Share capital
	Number of shares	Amount	Contributed surplus	Reserves	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total shareholders' equity
Balance, March 31, 2008	149,416,476	$78,334	$1,722	$2,078	$14,122	$52,736	$148,992
Options exercised	4,482	35	(13)	-	-	-	22
Shares issued for property	4,532,543	36,485	-	-	-	-	36,485
Financing	10,000,000	24,205	-	-	-	-	24,205
Net of share issuance costs	-	(1,570)	-	-	-	-	(1,570)
Cancellation of shares under normal course issuer bid	(2,366,500)	(1,885)	(47)	-	-	(7,542)	(9,474)
Stock-based compensation	-	-	2,102	-	-	-	2,102
Unrealized loss on available for sale securities	-	-	-	-	(155)	-	(155)
Appropriation to reserves	-	-	-	29,815	-	(29,815)	-
Cash dividends declared and distributed	-	-	-	-	-	(8,030)	(8,030)
Loss of the period	-	-	-	-	-	(15,997)	(15,997)
Unrealized gain on translation of self-sustaining operation	-	-	-	-	11,270	-	11,270
Unrealized loss on translation functional currency to reporting currency	-	-	-	-	(35,404)	-	(35,404)
Balance, March 31, 2009	161,587,001	135,604	3,764	31,893	(10,167)	(8,648)	152,446
Options exercised	1,107,428	1,440	(613)	-	-	-	827
Stock-based compensation	-	-	1,322	-	-	-	1,322
Unrealized gain on available for sale securities	-	-	-	-	135	-	135
Reclassification adjustment for losses included in income	-	-	-	-	195	-	195
Cash dividends declared and distributed	-	-	-	-	-	(8,898)	(8,898)
Income of the period	-	-	-	-	-	28,787	28,787
Unrealized loss on translation of self-sustaining operation	-	-	-	-	(11,229)	-	(11,229)
Unrealized gain on translation functional currency to reporting currency	-	-	-	-	31,250	-	31,250
Balance, December 31, 2009	162,694,429	$137,044	$4,473	$31,893	$10,184	$11,241	$194,835

SILVERCORP METALS INC.
Mining Data

The following table summarizes historical operating information for each mine and consolidated totals for the quarter ended December 31, 2009:

	Three months ended December 31, 2009
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,357	72	-	-	3,428
Stockpiled Ores (tonne)	82,711	8,629	15,995	8,571	115,907
	86,068	8,701	15,995	8,571	119,335

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,357	72	-	-	3,428
Stockpiled Ores Milled (tonne)	70,776	8,734	1,313	6,208	87,032
	74,133	8,807	1,313	6,208	90,460

Mining cost per tonne of ore mined ($)	56.90	66.13	60.40	53.70	57.81
Cash mining cost per tonne of ore mined ($)	45.75	59.16	58.30	53.00	48.93
Non cash mining cost per tonne of ore mined ($)	11.15	6.97	2.10	0.70	8.88

Unit shipping costs ($)	3.60	3.90	2.80	2.10	3.38

Milling cost per tonne of ore milled ($)	11.48	12.41	61.21	11.25	12.28
Cash milling cost per tonne of ore milled ($)	10.45	11.36	44.28	10.13	11.01
Non cash milling cost per tonne of ore milled ($)	1.02	1.06	16.92	1.12	1.27

Average Production Cost
Silver ($ per ounce)	2.58	4.35	13.10	7.28	2.93
Gold ($ per ounce)	83.44	234.04	-	246.9	128.91
Lead ($ per pound)	0.15	0.26	0.87	0.35	0.17
Zinc ($ per pound)	0.13	0.19	-	-	0.14

Total production cost per ounce of Silver ($)	(7.47)	(17.91)	15.00	5.62	(6.87)
Total cash cost per ounce of Silver ($)	(8.36)	(19.11)	14.00	5.38	(7.73)

Total Recovery of the Run of Mine Ores
Silver (%)	91.0	85.4	86.4	86.4	92.1
Lead (%)	95.8	94.5	90.5	80.9	96.7
Zinc ( %)	76.0	75.0	-	-	75.9

Head Grades of Run of Mine Ores
Silver (gram/tonne)	488.5	179.1	86.9	306.4	440.8
Lead (%)	9.0	7.0	2.7	2.1	8.3
Zinc (%)	3.4	1.5	-	-	3.0

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,086	44	1	89	1,220
Gold (in thousands of ounce)	0.2	0.3	-	0.0	0.5
Lead (in thousands of pound)	14,327	1,366	11	508	16,211
Zinc (in thousands of pound)	4,038	416	-	-	4,454
Metal Sales
Silver ($)	14,094	555	11	1,184	15,844
Gold ($)	84	210	-	9	303
Lead ($)	10,917	1,037	8	321	12,283
Zinc ($)	2,618	235	-	-	2,853
	27,713	2,037	19	1,514	31,283
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.98	12.76	11.00	13.27	12.99
Gold ($ per ounce)	420.00	686.27	-	450.00	571.70
Lead ($ per pound)	0.76	0.76	0.73	0.63	0.76
Zinc ($ per pound)	0.65	0.56	-	-	0.64

SILVERCORP METALS INC.
Mining Data

The following table summarizes historical operating information for each mine and consolidated totals for the quarter ended December 31, 2008:

	Three months ended December 31, 2008
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,114	162	8	4	3,288
Stockpiled Ores (tonne)	77,968	20,237	10,946	9,506	118,657
	81,082	20,399	10,954	9,510	121,945

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,114	162	8	4	3,288
Ores Milled (tonne)	70,854	23,692	10,563	10,118	115,227
	73,968	23,854	10,571	10,122	118,515

Mining cost per tonne of ore mined ($)	61.60	61.33	62.44	95.96	64.30
Cash mining cost per tonne of ore mined ($)	45.10	30.44	44.40	44.96	42.57
Non cash mining cost per tonne of ore mined ($)	16.50	30.89	18.04	51.00	21.73

Unit shipping costs ($)	3.75	4.03	2.81	4.06	3.73

Milling cost per tonne of ore milled ($)	11.24	14.49	13.36	18.14	12.70
Cash milling cost per tonne of ore milled ($)	10.32	13.40	11.74	18.14	11.76
Non cash milling cost per tonne of ore milled ($)	0.92	1.09	1.62	-	0.94

Average Production Cost
Silver ($ per ounce)	3.49	10.55	8.77	9.81	4.81
Gold ($ per ounce)	161.62	631.58	467.33	726.36	294.24
Lead ($ per pound)	0.20	0.46	0.51	0.96	0.27
Zinc ($ per pound)	0.13	0.43	-	-	0.19

Total production cost per ounce of Silver ($)	0.18	17.59	10.04	11.13	2.54
Total cash cost per ounce of Silver ($)	(1.39)	8.13	6.14	7.45	0.25

Total Recovery of the Run of Mine Ores
Silver (%)	93.0	76.5	90.8	87.9	91.4
Lead (%)	96.7	92.6	87.0	86.8	95.4
Zinc ( %)	78.1	74.2	-	-	77.6

Head Grades of Run of Mine Ores
Silver (gram/tonne)	420.2	108.8	181.4	307.3	323.9
Lead (%)	7.7	4.6	2.8	1.9	6.1
Zinc (%)	2.6	1.2	-	-	1.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	880	53	79	78	1,090
Gold (in thousands of ounce)	-	0.6	-	-	0.6
Lead (in thousands of pound)	11,419	2,003	972	398	14,792
Zinc (in thousands of pound)	2,894	71	-	-	2,965
Metal Sales
Silver ($)	6,481	401	555	570	8,007
Gold ($)	3	245	6	15	269
Lead ($)	4,708	659	397	283	6,047
Zinc ($)	823	22	-	-	845
	12,015	1,327	958	868	15,168
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	7.37	7.50	7.02	7.27	7.34
Gold ($ per ounce)	341.03	449.00	373.94	538.66	449.52
Lead ($ per pound)	0.41	0.33	0.41	0.71	0.41
Zinc ($ per pound)	0.28	0.31	-	-	0.28

SILVERCORP METALS INC.
Mining Data

The following table summarizes historical operating information for each mine and consolidated totals for the nine months ended December 31, 2009:

	Nine months ended December 31, 2009
	YING	HPG	TLP		LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	10,680	216	8		-	10,904
Stockpiled Ores (tonne)	244,899	23,100	27,724		19,093	314,816
	255,579	23,316	27,732		19,093	325,720

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	10,680	217	8		-	10,904
Ores Milled (tonne)	228,763	24,175	2,844		7,287	263,070
	239,443	24,392	2,852		7,287	273,974

Mining cost per tonne of ore mined ($)	54.83	54.68	64.43	d	59.61	55.91
Cash mining cost per tonne of ore mined ($)	44.77	51.01	61.53		58.62	47.45
Non cash mining cost per tonne of ore mined ($)	10.06	3.67	2.90		0.99	8.46

Unit shipping costs($)	3.53	3.65	2.88		2.42	3.42

Milling cost per tonne of ore milled ($)	11.24	12.10	34.40		10.55	11.53
Cash milling cost per tonne of ore milled ($)	10.23	11.08	26.01		9.54	10.45
Non cash milling cost per tonne of ore milled ($)	1.00	1.03	8.38		1.01	1.08

Average Production Cost
Silver ($ per ounce)	2.54	4.09	3.16		7.34	2.72
Gold ($ per ounce)	101.90	243.21	-		-	140.05
Lead ($ per pound)	0.15	0.24	0.20		0.36	0.16
Zinc ($ per pound)	0.12	0.19	-		-	0.13

Total production cost per ounce of Silver ($)	(5.70)	(13.75)	(3.00)		5.66	(5.61)
Total cash cost per ounce of Silver ($)	(6.51)	(14.52)	(3.25)		5.42	(6.40)

Total Recovery of the Run of Mine Ores
Silver (%)	91.3	85.7	85.4		86.0	92.6
Lead (%)	95.4	93.5	90.1		84.0	96.4
Zinc ( %)	75.8	72.3	-		-	75.7

Head Grades of Run of Mine Ores
Silver (gram/tonne)	476.3	151.1	91.7		312.5	439.5
Lead (%)	8.7	6.3	4.8		2.6	8.4
Zinc (%)	3.2	1.2	-		-	2.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,327	104	15		99	3,545
Gold (in thousands of ounce)	0.4	0.7	-		0.0	1.1
Lead (in thousands of pound)	43,428	3,236	201		588	47,453
Zinc (in thousands of pound)	11,324	669	-		-	11,993
Metal Sales	-
Silver ($)	37,500	1,160	160		1,283	40,103
Gold ($)	190	464	1		10	665
Lead ($)	28,952	2,130	134		374	31,590
Zinc ($)	6,244	338	-		-	6,582
	72,886	4,092	295		1,667	78,940
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.27	11.15	10.39		12.96	11.31
Gold ($ per ounce)	452.38	662.86	-		500.00	583.33
Lead ($ per pound)	0.67	0.66	0.67		0.64	0.67
Zinc ($ per pound)	0.55	0.51	-		-	0.55

SILVERCORP METALS INC.
Mining Data

The following table summarizes historical operating information for each mine and consolidated totals for the nine months ended December 31, 2008:

	Nine months ended December 31, 2008
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	8,572	490	95	71	9,228
Stockpiled Ores (tonne)	223,920	52,870	58,472	34,844	370,106
	232,492	53,360	58,567	34,915	379,334

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	8,572	490	95	71	9,228
Ores Milled (tonne)	215,037	59,334	62,499	30,074	366,944
	223,609	59,824	62,594	30,145	376,172

Mining cost per tonne of ore mined ($)	67.95	74.48	56.79	109.45	71.58
Cash mining cost per tonne of ore mined ($)	52.68	44.75	48.26	68.73	52.81
Non cash mining cost per tonne of ore mined ($)	15.27	29.73	8.53	40.72	18.77

Unit shipping costs ($)	3.61	4.03	2.11	4.75	3.54

Milling cost per tonne of ore milled ($)	11.58	13.10	13.89	17.88	12.67
Cash milling cost per tonne of ore milled ($)	10.64	11.97	12.67	17.88	11.73
Non cash milling cost per tonne of ore milled ($)	0.94	1.13	1.22	-	0.94

Average Production Cost
Silver ($ per ounce)	3.62	7.37	9.88	14.44	4.72
Gold ($ per ounce)	129.02	396.82	372.59	728.07	244.28
Lead ($ per pound)	0.24	0.45	0.60	0.92	0.31
Zinc ($ per pound)	0.15	0.27	-	-	0.19

Total production cost per ounce of Silver ($)	(3.21)	0.34	9.31	9.73	(1.02)
Total cash cost per ounce of Silver ($)	(4.45)	(6.78)	5.46	6.02	(3.01)

Total Recovery of the Run of Mine Ores
Silver (%)	90.6	81.6	84.2	88.1	89.0
Lead (%)	95.5	93.2	80.4	86.8	93.7
Zinc ( %)	78.6	71.4	-	-	78.0

Head Grades of Run of Mine Ores
Silver (gram/tonne)	363.4	155.9	162.3	307.2	291.7
Lead (%)	6.3	5.9	2.4	2.0	5.2
Zinc (%)	2.7	0.9	-	-	1.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	2,477	187	246	243	3,153
Gold (in thousands of ounce)	-	1	-	-	1
Lead (in thousands of pound)	30,764	5,338	2,699	1,083	39,884
Zinc (in thousands of pound)	9,257	227	-	-	9,484
Metal Sales
Silver ($)	26,379	1,982	2,630	2,606	33,597
Gold ($)	27	790	33	45	895
Lead ($)	21,593	3,461	1,762	738	27,554
Zinc ($)	3,996	89	-	-	4,085
	51,995	6,322	4,425	3,389	66,131
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	10.65	10.58	10.71	10.71	10.65
Gold ($ per ounce)	379.67	569.60	403.99	539.93	551.26
Lead ($ per pound)	0.70	0.65	0.65	0.68	0.69
Zinc ($ per pound)	0.43	0.39	-	-	0.43